Exhibit 1

ARUZE, USA, INC.
745 GRIER DRIVE
LAS VEGAS, NEVADA 89119

January 10, 2012

Jonathan Macey
Yale Law School
127 Wall Street
New Haven, Connecticut 06511
United States of America

Dear Mr. Macey:

Aruze USA, Inc., a Nevada corporation (“Aruze”), intends to submit nominees to be elected as members of the Wynn Resorts, Limited, a Nevada Corporation, (“Wynn Resorts”) Board of Directors (the “Wynn Resorts Board”) in connection with the next Wynn Resorts annual meeting of stockholders pursuant to the Amended and Restated Stockholders Agreement dated January 6, 2010 among Aruze, Stephen A. Wynn and Elaine P. Wynn (the “Nomination”). Aruze may also submit a notice of nomination under Wynn Resorts’ bylaws and may solicit proxies for, among other things, the election of members to the Wynn Board in connection with the next Wynn Resorts annual meeting of stockholders or other meeting for such purpose (the “Proxy Contest”).

This letter agreement is with reference to your agreement to be nominated by Aruze (as such, a “Nominee”) for election to the Wynn Resorts Board.

A.  Agreement as Nominee.

(a) You irrevocably agree: (i) to be named as a Nominee in any and all solicitation or other materials prepared by Aruze in connection with the Nomination and/or Proxy Contest, (ii) to provide all information as may be reasonably requested from time to time by Aruze (including, without limitation, all information required under federal securities laws or by Wynn Resorts’ bylaws and applicable policies, and all other information necessary for any materials prepared by Aruze in connection with the Nomination, the Proxy Contest and/or a proxy statement by Wynn Resorts (each a “Proxy Statement”)), and (iii) that your agreement to be a Nominee, and the information referred to above, may be disclosed by Aruze, in its Nomination and/or Proxy Contest materials or otherwise or by Wynn Resorts in a Proxy Statement or otherwise. You represent that the information provided by you or on your behalf to Aruze, including in your completed questionnaire from Aruze (the “Questionnaire”) relating to your being a Nominee, is true and complete and does not omit any material information. You agree that you will promptly provide Aruze with (x) any updates to the information you have previously provided under paragraph (a)(ii) of this Section A and your representations in the Questionnaire, and (y) such additional information as may reasonably be requested by Aruze. Notwithstanding the foregoing, you can terminate your agreement to be so nominated, in your sole discretion and without liability therefore, after the fifteen month anniversary of the date hereof; provided, that the remaining obligations of the parties under this Agreement survive any such termination.

(b) You agree, if elected or appointed, to serve as a director of Wynn Resorts, and in that capacity to act in the best interests of Wynn Resorts and its stockholders and to exercise your independent judgment in accordance with your fiduciary duties in all matters that come before the Wynn Resorts Board. You agree that you are not an employee or an agent or otherwise a representative of Aruze or its affiliates, that you are independent of Aruze and its affiliates, and that, if elected or appointed, you will in no way be controlled by or act at the direction of Aruze or its affiliates.

(c) Concurrently with execution of this Agreement, you will execute a consent, in the form attached as Exhibit A, confirming your consent to being a Nominee, to being named in the Nomination materials and/or a Proxy Statement and other materials as a Nominee, and to serving as a director of Wynn Resorts if elected.

(d) Notwithstanding anything in this Agreement to the contrary, Aruze is not obligated to nominate you to the Wynn Resorts Board or to identify you as an actual or potential Nominee or to commence or complete the Proxy Contest.

B. Compensation. In consideration of your agreement to become a Nominee and to be named in the Nomination materials and/or a Proxy Statement, promptly upon the first public dissemination by Aruze of your name as Nominee, Aruze shall pay to you a one-time payment in the amount of US$50,000. You understand that if you are elected to the Wynn Resorts Board, you may be entitled to receive from Wynn Resorts such compensation as shall be payable to the Wynn Resorts Board in accordance with Wynn Resorts’ policies as in effect from time to time, and that no further compensation will be due from or payable by Aruze or any of its affiliates. Aruze agrees that this compensation arrangement will be disclosed in solicitation or other materials prepared by Aruze in connection with the Nomination and/or the Proxy Contest or by the Company in a Proxy Statement where you are named as a Nominee to extent required by applicable rules.

C. Expenses. Aruze agrees that with respect to the period starting from the date of this Agreement and ending at the earlier of (x) your election to the Wynn Resorts Board (or if the election or qualification of members to the Wynn Resorts Board is contested on any grounds, such later date that such contest is resolved) and (y) the date you have been notified by Aruze that it will not commence the Proxy Contest, has abandoned the Proxy Contest or Nomination or will not or no longer will nominate you to the Wynn Resorts Board, that the requisite number of votes for your election to the Wynn Resorts Board has not been obtained or that Aruze has otherwise terminated this Agreement, Aruze will promptly reimburse you for (A) all reasonable expenses incurred in the performance of your responsibilities as a Nominee and (B) reasonable fees and expenses of independent legal counsel proposed by Aruze and agreed to by at least 3 Nominees to advise on legal obligations associated with serving as a Nominee, other than the negotiation of this Agreement.

D. Indemnification. In addition to the reimbursement provided in Section C:

(a) Aruze hereby agrees to indemnify, defend and hold harmless you from and against any and all losses, claims, damages, liabilities, judgments, costs, and expenses (including reasonable fees and disbursements of counsel and costs of investigation) (collectively, “Losses”) to which you may become subject or which you may incur in connection with being made, or threatened with being made, a party or witness (or in any other capacity) to any proceeding at law or in equity or before any governmental agency or board or any other body whatsoever (whether arbitral, civil, criminal, trial, appeal, administrative, formal, informal, investigative or other), arising out of or based upon your being a Nominee (but not in connection with or based upon your being a director of Wynn Resorts), except to the extent such Loss arises or results from your bad faith, willful misconduct, gross negligence or any untrue statement or omission made by you or made by Aruze in reliance upon and in conformity with information furnished by you in writing for use in connection with the Proxy Contest or in any document made available to Wynn Resorts or to the public; it being understood that you are furnishing the Questionnaire to be made available to Wynn Resorts at Aruze’s direction and for use in the Proxy Statement and other documents to be made publicly available in connection with the Proxy Contest.

(b) You will give prompt written notice to Aruze when you become aware of the commencement or threatened commencement of any action in respect of which you may seek indemnification from Aruze hereunder; provided that the failure to so provide prompt notice shall not relieve Aruze of its indemnification obligations hereunder except to the extent that Aruze is materially prejudiced as a result thereof. Aruze shall timely pay all reasonable fees and disbursements of one independent legal counsel selected collectively by and acting on behalf of all Nominees in respect of such action; however, you shall have the right to retain separate counsel, provided, that you shall be responsible for the fees of such counsel and costs of such participation unless either (i) you and Aruze mutually agree to the retention of such counsel, or (ii) you reasonably conclude, following discussion with legal counsel, that the representation of you and other Nominees by the same counsel would be inappropriate due to actual or potential differing interests between you and them, in which case Aruze will be responsible for the reasonable fees and costs of such counsel. Aruze shall in no event be liable for any settlement by you of any such action effected without the prior written consent of Aruze, which consent shall not be unreasonably withheld.

(c) Aruze shall not settle, without your prior written consent (which you may withhold in your sole discretion), any action in any manner that would impose any penalty, obligation or limitation on you (other than monetary damages for which Aruze agrees to be wholly responsible), or that would contain any language that could reasonably be viewed as an acknowledgement of wrongdoing on your part or that would otherwise reasonably be expected to result in not immaterial damage to your professional reputation.

(d) Subject to the second sentence of subparagraph (b) above, your rights to indemnification under this Agreement shall include the right to be advanced any and all reasonable expenses incurred in connection with any indemnifiable claim promptly upon your request as such expenses are incurred.

(e) Notwithstanding anything to the contrary, if Aruze has made payments to you pursuant to the indemnification and expense reimbursement provisions hereof and you subsequently are reimbursed by a third party therefor, you will remit such subsequent reimbursement to Aruze.

E. Confidentiality. You agree that until such information is otherwise made public, you will not disclose to any third party (on the your own behalf or on behalf of any other person or entity) any information relating to Aruze, Kazuo Okada, each of their relationship with Stephen A. Wynn or Wynn Resorts, your Nomination, or the Proxy Contest, including the existence of this Agreement, and will keep the terms of this Agreement in confidence and trust and shall not disclose such terms, except as otherwise required by law.

F.  General.

(a) Notices and other communications under this Agreement shall be in writing and delivered by a nationally-recognized overnight courier with tracking capability, if mailed to you, then to the address set forth above under your name, and, if mailed to Aruze, then to the address indicated above in the letterhead. The failure of a party to insist upon strict adherence to any term contained herein shall not be deemed to be a waiver of such party’s rights thereafter to insist upon strict adherence to that term or to any other term contained herein. In the event that any one or more provisions of this Agreement are deemed to be invalid, illegal or unenforceable by a court of competent jurisdiction, then such provision(s) shall be deemed severed to the least extent possible without affecting the validity, legality and enforceability of the remainder of this Agreement.

(b) This Agreement: (i) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of laws principles; (ii) contains the entire understanding of the parties with respect to the subject matter contained herein and may not be modified or amended except by mutual written consent; (iii) shall inure to the benefit of and be binding upon the parties and their respective heirs, representatives, successors, and assigns; (iv) may not be assigned by you without Aruze’s prior written consent; and (v) may be executed in counterparts and delivered by facsimile signatures.

(c) Aruze shall have the right, at any time and in its sole discretion, to terminate this Agreement and/or to withdraw your name from consideration as a Nominee; provided, that Aruze’s obligations under Section C and Section D hereof shall survive any such termination or withdrawal.

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If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement.

Very truly yours,

Aruze USA, Inc.

By	/s/ Kazuo Okada
Name:	Kazuo Okada
Title:	President

Accepted and agreed to:

/s/ Jonathan Macey
Name: Jonathan Macey

[Signature Page to Nomination Agreement]

EXHIBIT A

Consent of Nominee

The undersigned hereby consents to being named as a nominee for election as a director of Wynn Resorts, Limited (the “Corporation”), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to the stockholders of the Corporation by the Corporation and in other materials in connection with the solicitation of proxies by the Corporation from stockholders of the Corporation to be voted at the 2012 annual meeting of stockholders of the Corporation and any adjournment thereof or any other stockholder meeting held for the purpose of electing directors, and further consents, to serve as a director of the Corporation, if elected, and to file an application for licensing or finding of suitability if the Nevada Gaming Commission or other gaming authority shall so require or the board of directors of the Corporation deems it necessary or advisable.

Dated: January 17, 2012

/s/ Jonathan Macey
Name: Jonathan Macey